EXHIBIT 4.3

HR: PER:62

8th September 2017

Mr. PB Balaji

101, Vasukamal, 14th Road,

Bandra W. Mumbai-400050.

Sub: Letter of Appointment

Dear Balaji,

It’s a pleasure to welcome you to Tata Motors Family, India’s Largest Automobile organization.

Further to the letter of offer dated 7th August 2017, it is our pleasure in your appointment as President & CFO, Tata Motors Group at Level C with a basic salary plus allowances in accordance with the Company’s rules that are in force for the time being and modified from time to time, as per the enclosed Annexure I.

Details of your employment are as follows:

Reporting Manager:	Managing Director & Chief Executive Officer

Office Address:	Tata Motors Ltd., Bombay House, 24, Homi Mody Street, Mumbai – 400001

Date of Joining (On or Before):	14th November 2017

You will be entitled to Housing Allowance, Health Benefits and Leave Travel Assistance in accordance with the Company’s Rules. Your appointment will be subject to the terms and conditions set out in Annexures I, II and III, background verification clearance and to your being found medically fit as per Company’s norms.

Please sign the duplicate copy in acceptance of the offer & return it us within 7 days from receiving the letter, for records.

We look forward to working together with you in Tata Motors.

For and on behalf of,

Tata Motors Ltd.

SD/-

President & Chief Human Resources Officer

Annexture I

SALARY STATEMENT OF Mr. PB Balaji
LEVEL	C
DESIGNATION	President & CFO, Tata Motors Group
LOCATION:	Corporate Office, Mumbai
Salary Head	MONTHLY	ANNUAL	Remarks
	INR	INR
Basic Salary	1,758,801	21,105,613	35% of TFP, Taxable
Allowances:
Housing Allowance[1]	879,401	10,552,806	50% of Basic Salary, Tax exemption as per IT Rules
Special Allowance	1,553,120	18,637,437	Taxable
Leave Travel Allowance (LTA)[2]	140,704	1,688,449	8% of Basic Salary, Tax exemption as per IT Rules
Superannuation Cash Allowance[3]	263,820	3,165,842	15% of Basic Salary, Taxable
Retirals:
Provident Fund	211,056	2,532,674	Employer’s Contribution - 12% of Basic Salary. Equal amount needs to be contributed by the employee
Gratuity	84,598	1,015,180	4.81% of Basic Salary
Total Fixed Pay (TFP)	4,891,500	58,698,000
Performance Pay (PP):
Variable Pay (VP) Annual Amount at 100%[5]		29,698,612	VP Amount in the case of target individual and company performance
VP Annual Amount (Maximum earning opportunity)		44,547,918	VP Amount in the case of exceptional individual and company performance
Total Target Income (TTI)
TTI at Target Performance		88,396,612	TTI in the case of target individual and company performance
TTI at Exceptional Performance (maximum)		103,245,918	TTI in the case of exceptional individual and company performance
Perquisite Car and related benefits (over and above TTI):
Perquisite Car[4]	96,979	1,163,750	Notional Value, Perquisite Tax Applicable
Drivers Salary Reimbursement	20,000	240,000	Tax exemption as per IT Rules
Fuel Reimbursements[5]	16,667	200,000	Tax exemption as per IT Rules
TTI at Target Performance (with Perquisite Car and related benefits)		90,000,362	TTI, in the case of individual and company meeting 100% of target performance
TTI at Exceptional Performance (maximum) (with Perquisite Car and related benefits)		104,849,668	TTI in case of exceptional individual and company performance

1. Payable in case of personal owned/personal leased. In case of company owned accommodation, there will be applicable recovery.

2. Annual payment made upfront for 2017-08.

3. Superannuation Cash Allowance can be taken as a retiral benefit also.

4. TML branded or TML owned brand car is provided for defined tenure with a mandatory buyback at residual value subject to terms and conditions outlined in the company policy. Car National Values are not encashable.

5. Non encashable value of Fuel benefit applicable on Perquiste Car through Petro Card provided by the company

The earning opportunity of Performance Pay is based on individual and corporate performance, is prorated for the year and can vary from 0% to approximately 150% of the Performance Pay at 100%.

Note: As a special case. it is agreed to pay you performance pay @ 100% target prorated for the year 2017-18.

Support in Joining: Wherever specialfically agreed at the time of compensation fixation, Train/air tickets for family & reimbursement of packaging & transportation of goods as per Company Rules. All payments/benefits related to joining are subject to tax at prevailing rate and will be subject to recovery in case you leave the organisation within one year of payment of this amount.
Food coupons are provided over and above TTI at locations where company subsidised canteen is not present. Amount of food coupons payable (if any) will be location specific.

Medical Benefit Reimbursement (Domicilliary + Hospitalization)

Medical benefit is over and above the TTI towards reimbursements of Domiciliary and Hospitalization treatment expenses. The amount is not paid out as a cash component, if not claimed and will lapse at the end of the year. However, if you are posted in Jamshedpur, you will be governed by the Plant specific Medical scheme or hospital facility as the case may be. Medical Scheme is subject to terms and conditions outlined in the company policy.

Mandatory amount of Premiums against the medical benefit, as determined by the company, will be deducted from monthly salary.

Club Membership: One company provided club membership with joining and annual fee. In case club memberships are already available with the company, the same may be availed.
All payments/benefits related to joining are subject to tax at prevailing rate and will be subject to recovery in case you leave the organisation within one year of payment of this amount.

SD/-	SD/-
Gajendra Chandel	PB Balaji
CHRO

Terms and Conditions of Appointment

ANNEXURE II

Other than the elements mentioned in Annexure I, please note the following:

•

Performance Pay and Compensation Review: Tata Motors has a performance driven culture, believes in Performance Planning and Review process, managed thru the process of LOOP, our performance management system. The assessment year for performance is April – March. Employees joining between April and October will be assessed and rated as per LOOP process.

The rewards are driven by both individual and Company performance. Performance Pay is paid in full/pro rata as applicable to the eligible employees who are on rolls of the company on 31st March of the same financial year. The periodic salary reviews are applicable in full/pro rata to the employees that are active in the system on the date of salary review, except for superannuation, death and group company transfer cases.

•

Medical Benefits: Tata Motors cares for health and well being of its employees. The company currently has a self insured medical benefit scheme. You and your dependents will be provided domiciliary and hospitalization coverage. This is over and above your CTC (as indicated in your salary structure).

•

Travel allowances: You will be entitled to certain travel allowances for all your official / business travel. The details of these allowances are available on the intranet http://mvtatamotors or with the local HRD or Administration officials.

•

Service Subject To Rules: Your services would be governed by the Company’s Rules and Regulations in force for the time being and from time to time. You shall adhere to the Tata Code. (annexure attached)

•

Provident Fund: You will become a member of “Tata Motors Provident Fund Scheme” as per terms and conditions governing such benefits, on your appointment. On becoming a member, you will contribute every month an amount as prescribed under the Company’s Provident Fund Rules and the Company will contribute a like amount. The settlement of the Provident Fund account and other matters connected thereto will be governed by the Company’s Provident Fund rules applicable to you.

•	Gratuity: You will be governed by the Gratuity norms applicable as per the provision of payment of Gratuity Act 1972.

•

Superannuation Scheme: You will have a one time option to join Tata Motors Superannuation Scheme on your joining. Once a member of the Superannuation Scheme and Group Insurance Scheme, post your confirmation, a contribution of 15% of your basic will accumulate every month in the superannuation account with effect from the date of your joining.

•	Age of Retirement: The age of Superannuation will be 60 years.

•

Transfer: You will be liable to be transferred to any of the Company’s establishments situated in any part of company operations. On your transfer, you will be governed by the Company’s Rules applicable to the establishment in which you are posted.

•	Knowledge of Hindi: In case you do not have an adequate knowledge of Hindi language, you should acquire a working knowledge of Hindi within 12 months of the date of your appointment.

•

Safety: You will follow the safety policy of the Company and comply with the guidance issued for observance by the employees from time to time. Any violation of the Policy or any guidance there under will entail strict disciplinary action.”

Accepted

SD/-	SD/-
Chief Human Resources Officer	PB Balaji

•

Termination: The service contract can be terminated by either the Company or yourself, without assigning any reason, by a written notice. The company will recover the notice period shortfall days if any, either on TFP or deduct Privilege leave as per the employee’s selection. Date of relieving if desired to be taken before the completion of notice period by the employee, will be based on the sole discretion of the company. The company may relieve you on such a date as it may deem fit even prior to the expiry of the notice period. The notice period applicable to you, in line with the discussions we had with you, will be as below:

a.	In the event of company-initiated termination, without cause, you will be entitled to receive a severance pay package that comprises of 12 (twelve) months of TTI (Total Target Income). In addition, you will also be entitled to his will be in addition to 03 (three) months’ notice period or paying three months’ Total Fixed Pay in lieu of notice period.

b.	In the event of with cause termination, no amount would be payable (the payment would be zero)

c.	In the event of termination initiated by you the notice period will be 03 (three) months or paying three months’ Total Fixed pay In lieu of notice period.

•

Certificates and Testimonials: Certified copies of your certificates and testimonials, including the proof of your age, together with originals, relieving letters, and copy of PAN Card need to be submitted for verification, to the Human Resources Department before/on the day of joining.

•	Status: You should keep the Company informed about any change in your Address, Marital status, Education.

•

Declaration under Companies Act: In accordance with sub-section (2A) of Section 314 of the Companies Act 1956, you are requested to make a declaration in the enclosed form (Annexure A) whether you are in any way related to or you have business connections with any of the Directors of the Company. For your information a list of the present Directors of the Company is attached.

•	Weekly Working: Your working week will be as per the practice followed in the establishment/ department/section in where you are located.

•	Leave: You will be entitled to leave in accordance with the leave rules of the Company.

•

Confidentiality: You shall, at all times, maintain complete secrecy about the Company’s business affairs, inventions, special manufacturing techniques, secret processes and the like which may come to your knowledge during the period of your employment. You shall keep and render faithful account of all properties of the Company entrusted to you in the course of your employment with the Company.

•

Inventions: You shall inform the Company immediately regarding any inventions, patents, processes, etc. that you may make or discover during your employment with the Company and the Company shall have the right to take over the patent or the process or invention on payment of such sums as may be considered reasonable at the discretion of the Company.

•

Statutory Compliance: The Company lays emphasis on all statutory compliances and you should ensure compliance with various statutes in your area of operation including insider trading regulations. You will be subject to other rules and regulations of the company, which may be in force from time to time.

Others:

•	During the period of your employment with the Company, you shall not engage in any other profession or business and shall endeavor your best to promote the Company’s interests.

•

During the period of your employment, you shall not, without the written authority of the Company, publish any written articles or deliver any talk on any subject related to your profession or participate as a member of any organization connected with your profession.

•

The facilities, amenities and leave granted to employees in excess of the statutory requirements do not form part of the conditions of service and are subject to change at the discretion of the Management.

•	Expenses in connection with the joining will be recovered from your full and final settlement in case you leave the organisation before the completion of 12 months from your date of joining.

General:

The above rules/norms/practices are liable to change/modification anytime, at company’s discretion, as deemed necessary from time to time and shall be applicable as per your level/grade.

Yours Sincerely

SD/-	SD/-
Chief Human Resources Officer	PB Balaji

ANNEXURE III

Further to the letter of appointment no. HR: PER:62 dated 8th Sep’2017, this is to record the following:

You will be paid a joining bonus of approximately Rs. 4.8 Crore (as of date). The value will be calculated as of the date of your joining. This amount is being paid to you in lieu of forfeiting the long term incentive at your current organization.

The above amount shall be payable within a month of your joining Tata Motors Limited.

SD/-	SD/-
Gajendra Chandel	PB Balaji

CHRO